A19 9/23/03



03051180

S... COMMISSION ...0549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMS Bonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



RECD S.E.C.

AUG 29 2003

301 Yamato Road

(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seligsohn 305-937-0660

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.

(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) FL (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 25 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Klotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public



ELLEN TATE
CC 934916
September 6, 2004
Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly, it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMS Bonds, Inc.
North Miami Beach, Florida

We have audited the accompanying consolidated statement of financial condition of FMS Bonds, Inc. and Subsidiary as of June 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FMS Bonds, Inc. and Subsidiary as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplementary information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The consolidated supplementary information on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
August 8, 2003

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH, including $4,551 segregated for the exclusive benefit of customers	$	1,477,885
RECEIVABLE FROM BROKERS AND DEALERS		2,856,553
RECEIVABLE FROM CUSTOMERS		4,768,562
SECURITIES OWNED, AT MARKET (NOTES 6 AND 10)		51,479,951
SECURED RECEIVABLES FROM STOCKHOLDERS (NOTE 3)		296,812
BOND INTEREST AND REDEMPTIONS RECEIVABLE		683,856
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)		7,350,000
PROPERTY AND EQUIPMENT (NOTE 4)		849,308
OTHER ASSETS (NOTE 5)		399,344
		70,162,271

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Collateral loan payable (Note 6)	$	47,887,903
Payable to brokers and dealers		770,080
Payable to customers		831,154
Securities sold, but not yet purchased, at market (Note 10)		566,087
Accounts payable and accrued liabilities (Note 8)		3,120,518
Total liabilities		53,175,742
COMMITMENTS, CONTINGENCY AND OTHER MATTERS (NOTES 7, 9, 10 AND 11)		
SUBORDINATED LIABILITIES (NOTE 2)		7,350,000
STOCKHOLDERS' EQUITY(NOTE 12)		9,636,529
	$	70,162,271

See accompanying notes.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2003

REVENUES		
Trading profits	$	29,565,234
Interest		4,478,931
Commissions and other		1,906,423
Total revenues		35,950,588
EXPENSES BEFORE OFFICERS' SALARIES		24,269,362
INCOME BEFORE OFFICERS' SALARIES		11,681,226
OFFICERS' SALARIES		1,333,034
NET INCOME	$	10,348,192

See accompanying notes.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2003

	Common Stock $0.25 par value: 4,000 shares authorized, 650 issued and outstanding	Additional Paid-in Capital	Retained Earnings	Total
Balances - June 30, 2002	$ 163	$ 364,028	$ 5,824,146	$ 6,188,337
Net income	-	-	10,348,192	10,348,192
Distributions	-	-	(6,900,000)	(6,900,000)
Balances - June 30, 2003	**$ 163**	**$ 364,028**	**$ 9,272,338**	**$ 9,636,529**

See accompanying notes.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2003

BALANCE - JULY 1, 2002	$	7,350,000
ACTIVITY FOR THE CURRENT FISCAL YEAR		-
BALANCE - JUNE 30, 2003 (NOTE 2)	$	7,350,000

See accompanying notes.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,348,192
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	216,488
Changes in operating assets and liabilities:	
Receivable from brokers and dealers	6,424,213
Receivable from customers	365,305
Securities owned, at market	11,747,917
Bond interest and redemptions receivable	(118,112)
Other assets	54,154
Net borrowings on collateral loan payable	(17,228,052)
Payable to brokers and dealers	(5,563,570)
Payable to customers	695,939
Securities sold, but not yet purchased, at market	(85,244)
Accounts payable and accrued liabilities	594,312
Total adjustments	(2,896,650)
Net cash provided by operating activities	7,451,542
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(301,256)
Net decrease in secured receivables from stockholders	237,093
Net cash used in investing activities	(64,163)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions, including a decrease in prior year stockholder distributions payable of $400,000	(7,300,000)
NET INCREASE IN CASH	87,379
CASH - BEGINNING	1,390,505
CASH - ENDING	$ 1,477,884
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ 1,501,589

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMS Bonds, Inc. (formerly known as First Miami Securities, Inc.) and Subsidiary (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Basis of Financial Statement Preparation

The consolidated financial statements include the accounts of FMS Bonds, Inc. (the Parent), (a Florida Corporation and registered broker-dealer) and its wholly owned subsidiary, FMS Asset Management, Inc. (a Delaware Corporation). All material intercompany balances and transactions have been eliminated in consolidation.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

One of the stockholders of the Company has been appointed to serve on the National Association of Securities Dealers, Inc. (NASD) District 7 Committee for a three year term through the end of 2005.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned and securities sold, but not yet purchased are valued at market. The resulting difference between cost and market is included in the statement of operations.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	5 to 8 years
Office equipment	5 to 8 years
Leasehold improvements	5 to 10 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense approximated $186,050 for the year ended June 30, 2003.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $6,350,000 and $1,000,000 to an unrelated third party.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the NASD and are subordinated to the claims of general creditors. Additionally, the subordinated liabilities to the stockholders of $6,350,000 are non-interest bearing, while the subordinated loans to the unrelated third party of $1,000,000 bear interest at 4.8% per annum.

Effective July 1, 2003, $3,035,000 of the secured demand notes receivable and corresponding subordinated liabilities to stockholders were retired and reissued, with NASD approval, with a new expiration date of July 31, 2006.

The maturities of the subordinated liabilities for the fiscal years subsequent to June 30, 2003, including the effect of the reissuance of $3,035,000 on July 1, 2003, are as follows:

2004	$ 1,000,000
2005	850,000
2006	2,465,000
2007	3,035,000
	$ 7,350,000

NOTE 3. SECURED RECEIVABLES FROM STOCKHOLDERS

Secured receivables from stockholders consisted of various net advances to stockholders to fund security purchases. Advances are non-interest bearing, are collateralized by certain securities, and are due in the normal course of business.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Furniture and fixtures	$ 595,210
Office equipment	866,262
Leasehold improvements	291,642
Transportation equipment	258,906
	2,012,020
Less accumulated depreciation and amortization	(1,162,712)
	$ 849,308

Depreciation and amortization expense for the year amounted to $216,488.

NOTE 5. OTHER ASSETS

Other assets consisted of the following:

Prepaids	$ 101,790
Other receivables	51,763
Net cash value of life insurance policies	25,000
Deposits	47,552
Employee loans receivable	173,239
	$ 399,344

NOTE 6. COLLATERAL LOAN PAYABLE

Collateral loan payable represents amounts due to the Company's clearing broker and is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 2.25% at June 30, 2003. All amounts due are payable on demand.

Interest expense for the year on all indebtedness amounted to $1,497,218.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under various non-cancelable operating leases for certain equipment and its office facility in Boca Raton, Florida.

As of June 30, 2002, the approximate future minimum annual rentals under the non-cancellable leases are as follows:

2004	$ 176,000
2005	2,000
	$ 178,000

The Company has a month-to-month lease arrangement with its stockholders for an office facility in North Miami Beach, Florida. Rent expense and real estate taxes on this facility approximated $162,844 and $14,941, respectively. Total rent expense for all facilities for the year ended June 30, 2003 amounted to $464,871.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. For the year ended June 30, 2003, the Company had accrued approximately $135,000 for this plan. Additionally, the Company maintains a non-qualified Senior Executives' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2003, the Company had accrued approximately $1,055,083 for the SERP.

NOTE 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2003, the Company's "Net Capital" was $10,965,718 which exceeded requirements by $10,682,265. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.39 to 1 at June 30, 2003.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("markct risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $566,087 at June 30, 2003. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by a New York City bank. At June 30, 2003, a majority of securities owned are held by this bank.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 11. CONTINGENCY

The Company and one of its registered representatives are defendants in an NASD arbitration case filed by a former customer. The former customer alleges that the Company sold the claimant unsuitable investments. The parties have engaged in discovery, and management has denied the allegations, intending to vigorously defend these claims. The amount of loss, if any, cannot be determined at this time.

NOTE 12. SUBSEQUENT EVENT

In July 2003, the Company made distribution payments totaling $1,800,000 to its stockholders.

CONSOLIDATED SUPPLEMENTARY INFORMATION

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF EXPENSES
YEAR ENDED JUNE 30, 2003

Advertising and promotion	$	779,292
Automobile and travel		221,181
Contributions		300,278
Clearing charges		853,491
Computer		553,290
Depreciation and amortization		216,488
Dues and subscriptions		130,020
Employee benefits		462,151
Employees' salaries and commissions		14,643,855
Entertainment		197,993
Equipment rental		192,266
Insurance		1,229,517
Interest		1,497,218
Licenses, taxes and registration		186,737
Office		772,685
Payroll taxes		623,952
Professional fees		518,045
Rent		464,871
Repairs and maintenance		153,486
Telephone and communication		227,581
Utilities		44,965
	$	24,269,362

See independent auditors' report.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO
COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART II FILING
JUNE 30, 2003

CREDITS		
Stockholders' equity	$	9,636,529
Subordinated liabilities		7,350,000
Total credits		16,986,529
DEBITS		
Bond redemptions receivable		469
Property and equipment		849,308
Other assets		399,344
Customers' unsecured accounts		698
Haircut on aged failed to deliver		13,621
Total debits		1,263,440
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		15,723,089
HAIRCUTS ON SECURITY POSITIONS		4,757,371
NET CAPITAL		10,965,718
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $4,251,802		283,453
EXCESS NET CAPITAL	$	10,682,265
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.39 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Collateral loan payable	$	299,386
Payable to brokers and dealers		743
Payable to customers		831,154
Accounts payable and accrued liabilities		3,120,519
Total aggregate indebtedness	$	4,251,802
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2003		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	10,959,034
Net audit adjustments (primarily arising from trade date adjustment)		152,996
Increase in haircuts on security positions (arising from trade date adjustment)	(	146,312)
Net capital per above	$	10,965,718

See independent auditors' report.

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
JUNE 30, 2003

CREDIT BALANCES		
Free credit balances and other credit balances in customers' securities accounts	$	831,154
Monies borrowed, collateralized by securities carried for the account of customers		299,386
Customers' securities failed to receive		743
Credit balances in firm accounts which are attributable to principal sales to customers		750,000
Total credits		1,881,283
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		4,720,185
Excess of total debits over total credits	$	2,838,902
RESERVE COMPUTATION		
Reserve requirement	$	-

As of July 1, 2003 (the first business day after June 30, 2003) the Company had $4,551 in a special reserve bank account segregated for the exclusive benefit of customers.

RECONCILIATION TO THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM UNAUDITED X-17a-5 AS OF JUNE 30, 2003)

The reconciliation to the Company's computation included in Part II of the Unaudited Form X-17A-5 as of June 30, 2003 is not considered necessary as the difference from the audited computation is not material.

See Independent Auditors' Report.

FMS BONDS, INC. AND SUBSIDIARY
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2003

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

There are no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See independent auditors' report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
FMS Bonds, Inc.
North Miami Beach, Florida

In planning and performing our audit of the consolidated financial statements of FMS Bonds, Inc. and Subsidiary (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
August 8, 2003